August 31, 2005
Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	EMS Technologies, Inc., File No. 0-6072
Form 10-K/A for FYE December 31, 2004, and
Form 10-Q for the period ended April 2, 2005
Your Comment Letter dated July 12, 2005
Dear Mr. Spirgel:
As recently discussed with Kathryn Jacobson of the SEC staff, we have completed our initial response to the Staff’s comment letter dated July 12, 2005 and are in the process of reviewing this response with the appropriate personnel, including our outside auditors, outside legal counsel and Audit Committee of our Board of Directors.
We request a further extension until September 9, 2005 to allow for us to complete our review process.
Sincerely,
EMS TECHNOLOGIES, INC.
/s/ Gary B. Shell
Vice President, Corporate Finance
EMS Technologies, Inc.